1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No. 45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

SPIL Shareholders Approved NT$ 1.80 Cash Dividend

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: June 20, 2014

Taichung, Taiwan, June 20, 2014—Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”) (Taiwan Stock Exchange: 2325.TT, NASDAQ: SPIL) today held a shareholders’ meeting, at which the shareholders approved the proposal for distribution of 2013 profits.

The major conclusions of this shareholders’ meeting are as follows:

1. Shareholders approved the 2013 Business Report and Financial Statements. Consolidated revenue for 2013 was NT$ 69,356,192 thousand, and net income was NT$ 5,892,283 thousand with diluted EPS of NT$ 1.89 per share.

2. Shareholders approved a proposal for distribution of 2013 profits:

(1)	A cash dividend of NT$ 1.80 per share will be distributed to the common shareholders.

(2)	In accordance with new accounting regulations requiring expensing of employee profit-sharing, SPIL’s 2013 net income of NT$ 5,892,283 thousand has already factored in employee profit-sharing expenses of NT$ 623,272 thousand and remuneration to directors and supervisors of NT$ 55,477 thousand. Employees’ bonuses of NT$ 623,272 thousand will all be distributed in cash.

3. Shareholders approved to amend the Company’s “ Procedures for the Acquisition and Disposal of Assets”.

4. Shareholders approved to elect nine Directors, of which 3 are Independent Directors.

Name and resume as below:

Director:

Mr. Bough Lin: Chairman of SPIL

Mr. Chi-Wen Tsai: Vice Chairman and President of SPIL.

Mr. Wen-Lung Lin: Director of SPIL and Chairman of Ku Ming Investment Co.

Mr. Yen-Chun Chang: Director of SPIL and Senior Vice President of SPIL.

Mr. Randy Hsiao-Yu Lo: Director of SPIL and CEO of Siliconware USA, Inc.

Yang Fong Investment Co., Ltd: N/A

Independent director:

Mr. John Hsuan: Chairman of Faraday Technology Inc.

Mr. Tsai-Ding Lin: Professor of Department of International Business, Tunghai University

Mr. William W. Sheng : Professor of Department of Public Finance and Taxation of National Taichung of Science and Technology.

5. Shareholders approved to release the restriction of competition on newly-elected Directors.

6. The terms of the 1st Compensation Committee expires at the same time the terms of Directors and Supervisors expires. The newly-elected Board Directors will appoint the 2nd Compensation Committee members.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: June 20, 2014	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer